Exhibit 99.1

China Life Insurance Company Limited
Stock Code: 2628
Interim Report 2015

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People’s Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company’s registered capital is RMB28,264,705,000.
The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.
Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2015, the Company had approximately 216 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

China Life Insurance Company Limited      2015 Interim Report

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	10

Significant Events	28

Changes in Share Capital and Shareholders Information	37

Directors, Supervisors, Senior Management and Employees	40

International Auditors’ Independent Review Report	42

Interim Condensed Consolidated Statement of Financial Position	43

Interim Condensed Consolidated Statement of Comprehensive Income	45

Interim Condensed Consolidated Statement of Changes in Equity	47

Interim Condensed Consolidated Statement of Cash Flows	48

Notes to the Interim Condensed Consolidated Financial Statements	49

Embedded Value	84

China Life Insurance Company Limited    2015 Interim Report

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	for the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited    2015 Interim Report

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative: Yang Mingsheng

Board Secretary: Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631244

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative: Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 1403, 14/F, C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

China Life Insurance Company Limited    2015 Interim Report

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities News

Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:

Stock Type	A Share	H Share	ADR
Exchanges on which the	Shanghai Stock Exchange	The Stock Exchange of	New York Stock Exchange
Stocks are Listed		Hong Kong Limited
Stock Short Name	China Life	China Life	–
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins

Debevoise & Plimpton LLP

China Life Insurance Company Limited    2015 Interim Report

Company Profile

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020

Date of the Latest Change of Registration of the Company:

19 June 2014

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP
	Address:	Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue,
Dongcheng District, Beijing, P.R. China
Name of the Signing Auditors: Zhang Xiaodong, Huang Yuedong

International Auditor:	Ernst & Young
	Address:	22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

China Life Insurance Company Limited    2015 Interim Report

Financial Summary

Major Financial Data	As at 30 June 2015	As at 31 December 2014	RMB million Increase/ Decrease from the end of 2014
Total assets	2,379,555	2,246,567	5.9%
Including: Investment assets	2,213,612	2,100,870	5.4%
Total equity holders’ equity	310,947	284,121	9.4%
Equity holders’ equity per share (RMB per share)	11.00	10.05	9.4%

Note:	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held- to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits + Investment properties

Major Financial Data	January to June 2015	January to June 2014	RMB million Increase/ Decrease from the corresponding period in 2014
Total revenues	331,317	240,999	37.5%
Including: Net premiums earned	229,360	193,775	18.4%
Profit before income tax	41,238	22,864	80.4%
Net profit attributable to equity holders of the Company	31,489	18,407	71.1%
Earnings per share (basic and diluted) (RMB per share)	1.11	0.65	71.1%
Weighted average ROE (%)	10.45	7.89	increase of 2.56 percentage points
Net cash inflow from operating activities	24,948	40,471	-38.4%
Net cash inflow from operating activities per share (RMB per share)	0.88	1.43	-38.4%

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Financial results of the Reporting Period are unaudited.

China Life Insurance Company Limited    2015 Interim Report

Chairman’s Statement

Since 2015, China’s economic development has been maintained within a reasonable range despite of the complicated situation in both domestic and international markets. The economic and social development in China experienced a slowdown but with steady improvement, which provided a favourable environment for the constantly rapid development of the insurance industry. The Company proactively adapted to the new normal state of economic development by firmly adhering to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure and achieving stable growth”, implementing the “innovation-driven development strategy” in great depth, and focusing on the change of mindset, transformation and upgrade, reform and innovation, as well as risk prevention, and thus achieved the best results in the recent years. New breakthroughs have been achieved in various aspects. As to the Company’s sales teams, the size of the individual insurance sales team reached a new high level among the insurance industry. As to the Company’s business development, the growth rate of both the first-year regular premiums and the first-year regular premiums with 10 years or longer payment duration achieved a new high record since the share restructuring and listing of the Company, with the growth rate of gross written premiums being the highest over the past six years. As to the Company’s operating efficiency, the growth rate of the new business value has significantly surpassed the corresponding period of the last year and the investment income grew rapidly. The Company further achieved the balance between speed and efficiency, unity between business development and team building, and steady operation and risk prevention.

During the Reporting Period, the Company’s total revenue was RMB331,317 million, a 37.5% increase year-on-year; net profit attributable to equity holders of the Company was RMB31,489 million, a 71.1% increase year-on-year; earnings per share (basic and diluted) were RMB1.11, a 71.1% increase year-on-year. New business value for the six months ended 30 June 2015 was RMB18,637 million, a 38.5% increase year-on-year. The Company’s market share2 in the first half of 2015 was approximately 24.8%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,379,555 million, an increase of 5.9% from the end of 2014; embedded value was RMB516,822 million, an increase of 13.6% from the end of 2014. As at 30 June 2015, the Company’s solvency ratio was 309.21%.

The Company made consistent efforts in establishing the corporate governance and successfully completed the re-election of members of the fifth session of the Board of Directors and the Supervisory Committee. Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Robinson Drake Pike joined the new session of the Board of Directors while Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei joined the new session of the Supervisory Committee. The new session of the Board of Directors and the Supervisory Committee will continue to play their roles in decision-making and supervision such as strategic planning, risk management, internal control and compliance and performance appraisal, etc. In addition, the Company expressed its sincere gratitude to Mr. Su Hengxuan, Mr. Miao Ping and Mr. Bruce Douglas Moore (all of whom were resigned Directors), as well as Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun (all of whom were resigned Supervisors) for their contributions to the development of the Company during their tenure.

Through the launch of a series of internet-based service platforms, such as the E-customer Service, Counter Pass, Cloud Assistant and WeChat Platform, the Company achieved the connection and consolidation of online and offline services, offered great support to the market sales and provided customers with services via various channels, which led to the improvement of customer experience. Moreover, the Company’s operational costs were reduced and the efficiency of its operational management was improved by pushing forward the automation of business operations, electronization of insurance policies and optimization of business processes, etc.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2015 released by the CIRC.

China Life Insurance Company Limited    2015 Interim Report

Chairman’s Statement

The Company actively pushed forward the development of policy-oriented businesses. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-oriented businesses including Supplementary Major Medical Insurance for Urban and Township Residents, New Village Cooperative Medical Insurance and New Rural Pension Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for the public security police, astronauts, aerospace scientists, and over 100,000 college-graduate village officials, and actively offered a career development platform for college-graduate village officials, with the number of the college-graduate village officials introduced to the Company’s local branches amounting to 1,065. The Company established a well-developed contingency plan for major emergencies, announced various service undertakings with respect to accident claims such as in the accident of “Eastern Star”, and actively performed its insurance liability and humanitarian duties. The Company was constantly committed to the participation of public welfare and charitable undertakings. During the Reporting Period, the Company continually carried out the public welfare projects to offer support to Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans, etc. through the China Life Foundation, and provided support for the education and development of certain poverty-stricken areas.

In the second half of the year, with the further deepening of market-oriented reforms and the sustained release of auxiliary measures of the “New Ten Rules” and the relevant policy benefits, a faster development trend will continue in the life insurance industry. Nevertheless, we should be clear in mind that with the complicated situation persistent in both domestic and international markets, weak recovery in the global economy, apparent structural conflicts resulting from the insufficient new momentum and weakened old momentum for the economic growth in China, the downward economic pressure will remain great. As the fluctuation in the domestic stock market intensifies, it might have an impact on the investment income of the Company in the second half of the year. The Company will stick to the pre-determined operation ideas by firmly implementing the development tactics of “Five Focuses”, which is the focuses on creating more business value, greater sales force, regular premiums, individual life insurance and market in urban areas, insist on putting “development” as its first priority, put more efforts on the development of insurance business with long-term regular premiums and short-term insurances, consolidate its advantages in policy-oriented business, complete the pilot program of health insurance products with tax preferential treatment and follow up with the implementation of tax deferral policy of pension products. With sales teams as the starting points, the Company will expand the size of its sales teams and enhance their quality comprehensively so as to strengthen its sales management platform. The Company will keep a close watch on the market for the purposes of improving its competitiveness in urban markets and consolidating its competitive strength in county markets. The Company will uphold its customer-centered business concept, and launch a new generation of comprehensive business processing system in order to further enhance the customer operation and experience. The Company will make prudent investments to effectively balance the short-term fluctuation of its assets with their long-term value. The Company will insist on developing its business in a healthy manner, comply with the rules of the China Risk Oriented Solvency System (C-ROSS) and establish the risk governance structure that meets its requirement for the purpose of improving the risk management level of the Company.

China Life Insurance Company Limited    2015 Interim Report

Chairman’s Statement

The achievements made in the first half of 2015 have laid down an important foundation for the accomplishment of various tasks for the year, and also created favourable conditions for the successful completion of the final phase of China’s “12th Five-Year Plan”. In the second half of the year, all employees of China Life will continue to devote all their efforts and take initiatives for the development of the Company, and seize market opportunities to promote the innovative development, thereby offering a better service for its customers and a greater value to its shareholders. While completing the tasks of this year, the Company will stand high, forge ahead and draw up all useful opinions to design its development path of “13th Five-Year Plan” with a more extensive vision, and to draw a blueprint scientifically for the development of China Life in the future five years.

By Order of the Board Yang Mingsheng Chairman

Beijing, China 26 August 2015

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

I.	OVERVIEW OF OPERATIONS IN THE FIRST HALF OF 2015

In the first half of 2015, the Company experienced a rapid growth of its business, with its business structure significantly optimized and the operating results noticeably improved, thus maintaining the leading position in the market. During the Reporting Period, the Company’s net premiums earned were RMB229,360 million, an increase of 18.4% as compared to the corresponding period of 2014 with RMB204,763 million from life insurance business, increased by 18.6% as compared to the corresponding period of 2014, RMB18,128 million from health insurance business, increased by 19.4% as compared to the corresponding period of 2014, RMB6,469 million from accident insurance business, increased by 9.1% as compared to the corresponding period of 2014; first-year premiums for policies with insurance duration of more than one year increased by 41.8% as compared to the corresponding period of 2014, first-year regular premiums increased by 50.6% as compared to the corresponding period of 2014, and the percentage of first-year regular premiums in first-year premiums for policies with insurance duration of more than one year increased to 38.32% in the first half of 2015 from 36.10% in the corresponding period of 2014; first-year regular premiums with 10 years or longer payment duration increased by 49.5% as compared to the corresponding period of 2014, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums decreased to 46.76% in the first half of 2015 from 47.10% in the corresponding period of 2014; renewal premiums increased by 2.0% as compared to the corresponding period of 2014, and the percentage of renewal premiums in gross written premiums decreased to 46.10% in the first half of 2015 from 53.70% in the corresponding period of 2014. As at 30 June 2015, the number of in-force policies increased by 9.6% from the end of 2014; the Policy Persistency Rate (14 months and 26 months)3 reached 89.00% and 84.00%, respectively; and the Surrender Rate4 was 3.98%, a 0.64 percentage point increase as compared to the corresponding period of 2014.

With respect to the exclusive individual agent channel, the Company achieved a faster growth while maintaining a stable business structure and its business value was significantly enhanced. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 14.3% year-on-year; first-year premiums for policies with insurance duration of more than one year increased by 55.3% year-on-year; first-year regular premiums increased by 54.9% year-on-year; first-year regular premiums with 10 years or longer payment duration increased by 43.4% year-on-year; the percentage of first-year regular premiums with 5 years or longer payment duration and first-year regular premiums with 10 years or longer payment duration in gross first-year regular premiums were 90.85% and 52.89%, respectively, and renewal premiums increased by 4.9% year-on-year. The Company achieved fruitful results in its persistent implementation of the “quality and quantity improvement” strategy for team building. As at the end of the Reporting Period, the Company had a total of 949,000 exclusive individual agents, which increased by 27.7% from the end of 2014. The Company continued to promote the professional development for the exclusive individual agent channel, and achieved great results in both product strategy and sales planning.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

With respect to the group insurance channel, the business achieved a steady growth. During the Reporting Period, gross written premiums, short-term insurance premiums and short-term accident insurance premiums from the group insurance channel increased by 11.6%, 8.1% and 6.5% year-on-year, respectively. The group insurance channel actively provided services for economic and social development, participated in the building of the social security system, broadened the business areas, successfully underwrote the personal accident insurance for public security police across China, actively developed the medical insurance business in the high-end market, and effectively improved the development of micro-insurance for purpose, insurance for college-graduate village officials, planned birth insurance and accident insurance for senior citizens. The Company also made further efforts in developing the multinational coinsurance business and the international insurance business such as the travel insurance for Sino-Russian tourism. As at the end of the Reporting Period, the Company had a total of 32,000 group insurance sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to new challenges from market competition, sped up its business development, deepened the channel cooperation and enhanced the construction of sales team. While maintaining the business to a certain scale, the Company constantly improved its business structure in great depth, made great efforts in developing businesses with regular premiums, especially the business with 10 years or longer payment duration, and achieved remarkable results in its transformation. During the Reporting Period, gross written premiums from bancassurance channel increased by 24.6% year-on-year; first-year premiums of policies with insurance duration of more than one year increased by 35.1% year-on-year; first-year regular premiums increased by 34.1% year-on-year; and first-year regular premiums with 5 years or longer payment duration increased by 84.9% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 60,000 with a total of 94,000 sales representatives.

In the first half of 2015, a rapid surge was seen in the stock market in China before a significant decline occurred at the end of June 2015. Market fluctuations intensified. The bond market fluctuated and moved upward, and the curve of yields became noticeably steep. The Company actively responded to the capital market by continuously diversifying investment products and channels. In terms of investment portfolios, the Company increased its allocation in equity assets and other financial products; in terms of investment management, the Company constantly carried out the market-oriented entrusted investment management in both domestic and international markets, and promoted diversification of investment styles and strategies; in terms of investment territories, the Company actively explored overseas investment, and prudently pushed forward global asset network. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,213,612 million, an increase of 5.4% from the end of 2014. Among the major types of investments, the percentage of bonds decreased to 41.51% from 44.77% as at the end of 2014, the percentage of term deposits decreased to 29.26% from 32.85% as at the end of 2014, the percentage of equity investment allocation increased to 16.85% from 11.23% as at the end of 2014,

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

and the percentage of financial asset5 allocation such as the debt investment plans and trust schemes increased to 4.68% from 4.32% as at the end of 2014. During the Reporting Period, interest income increased steadily, and net investment yield6 was 4.37%. Spread income increased significantly and the impairment losses of assets decreased noticeably, as a result of which the gross investment yield7 was 9.06% and gross investment yield including share of profit of associates and joint ventures8 was 9.07%. The comprehensive investment yield9 taking into account the current net fair value changes of available-for-sale financial assets recognized in other comprehensive income was 10.56%.

In the first half of 2015, the Company continued to thoroughly implement the “innovation-driven development strategy”. The Company stepped up its efforts in developing innovative products and sales modes, thus effectively promoting the sale of its major products. The Company made great efforts in channel innovation and carried out the pilot program of direct sales over the counter, which generated over RMB3.13 billion of premiums from the sale of new policies over the counters by all branches of the Company. The Company strengthened the innovations in service and technology innovation and launched the E-customer Service with internet services and mobile phone app services as its core. The Company deeply promoted the application of the E-China Life and the Cloud Assistant System among sales teams, and introduced new emerging technological means such as WeChat Interaction and WeChat Payment, achieving electronization and networking in the aspects of market education and product sales and thus further enhancing the customer experience and sales efficiency; the electronic policies for the short-term insurance business were widely adopted. With the launch of a smart claim settlement platform, the average claim settlement efficiency was increased by 8.9%. The Company actively expanded various channels, such as websites, WeChat and interactive voice response (IVR), to provide its customers with new notification services. “95519” Call Center has been awarded the “ Best Call Center in China” for twelve consecutive years and the “ Best Call Center in the World” by the International Customer Management Institute (ICMI) for three times. The Company established a global assistance service platform to offer global assistance services for over 70 million customers. The Company also broadened the scope of its customer services by constantly organizing a series of activities, such as the “Little Painters of China Life”, “Hand-in-hand with China Life and Filial Piety Comes First”, and “China Life Lecture Hall”.

[5]	Including debt investment plans, trust schemes, project asset-backed plans, asset-backed securities and specialized asset management plans, etc.
[6]	Net investment yield = {[(Investment income + Net income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
[7]	Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/ (losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
[8]	Gross investment yield including share of profit of associates and joint ventures = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties - Business tax and extra charges for investment + Share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)]/181}×365
[9]	Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties - Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181}×365

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

The Company continuously complied with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it implemented procedures for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. In addition, the Company benchmarked and upgraded its internal control system to the “Internal Control-Integrated Framework (2013)” issued by the U.S. Committee of Sponsoring Organizations (COSO) in order to adapt to new framework requirements. Pursuant to the requirements of the CIRC with respect to a trial run of the C-ROSS, the Company launched the project for the establishment of a solvency risk management system, and strengthened the sound development and effective compliance of its risk management system so as to increase the ability of the Company on solvency risk management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the comprehensive risk management framework, reinforced the mechanism of “top-down” transmission for its risk preference system, implemented the work in relation to risk monitoring and risk early-warning classification management, conducted quantitative analysis of operating risk management, and improved its precaution capability in key risk areas.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1.	Total Revenues

	January to June 2015	RMB million January to June 2014
Net premiums earned	229,360	193,775
Life insurance business	204,763	172,666
Health insurance business	18,128	15,180
Accident insurance business	6,469	5,929
Investment income	49,733	45,075
Net realised gains and impairment on financial assets	38,353	(267)
Net fair value gains through profit or loss	11,770	564
Other income	2,101	1,852

Total	331,317	240,999

Net Premiums Earned

(1)	Life Insurance Business

During the Reporting Period, net premiums earned from life insurance business increased by 18.6% year-on-year. This was primarily due to an increase in the first-year premiums.

(2)	Health Insurance Business

During the Reporting Period, net premiums earned from health insurance business increased by 19.4% year-on-year. This was primarily due to the Company’s enhanced efforts in developing health insurance business by seizing the opportunities brought by national policies.

(3)	Accident Insurance Business

During the Reporting Period, net premiums earned from accident insurance business increased by 9.1% year-on-year. This was primarily due to the enhanced efforts consistently made by the Company in the development of accident insurance business.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Gross written premiums categorized by business:

	January to June 2015	RMB million January to June 2014
Life Insurance Business	204,780	172,688
First-year business	106,089	74,218
Single	67,043	48,979
First-year regular	39,046	25,239
Renewal business	98,691	98,470
Health Insurance Business	22,213	17,817
First-year business	13,022	10,409
Single	10,464	8,081
First-year regular	2,558	2,328
Renewal business	9,191	7,408
Accident Insurance Business	7,305	6,745
First-year business	7,174	6,701
Single	7,121	6,600
First-year regular	53	101
Renewal business	131	44

Total	234,298	197,250

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Gross written premiums categorized by channel:

	January to June 2015	RMB million January to June 2014
Exclusive Individual Agent Channel	133,765	117,016
First-year business of long-term insurance	33,722	21,710
Single	296	124
First-year regular	33,426	21,586
Renewal business	96,906	92,375
Short-term insurance business	3,137	2,931
Group Insurance Channel	10,322	9,247
First-year business of long-term insurance	1,644	1,181
Single	1,528	1,117
First-year regular	116	64
Renewal business	261	283
Short-term insurance business	8,417	7,783
Bancassurance Channel	82,977	66,616
First-year business of long-term insurance	72,411	53,583
Single	64,569	47,733
First-year regular	7,842	5,850
Renewal business	10,452	12,974
Short-term insurance business	114	59
Other Channels[1]	7,234	4,371
First-year business of long-term insurance	926	179
Single	653	11
First-year regular	273	168
Renewal business	394	290
Short-term insurance business	5,914	3,902

Total	234,298	197,250

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Investment Income

	January to June 2015	RMB million January to June 2014
Investment income from securities at fair value through profit or loss	732	718
Investment income from available-for-sale securities	14,363	10,919
Investment income from held-to-maturity securities	12,220	12,499
Investment income from bank deposits	16,928	17,032
Investment income from loans	5,292	3,676
Other investment income	198	231

Total	49,733	45,075

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 1.9% year-on-year. This was primarily due to an increase in dividend income from held-for-trading stocks at fair value through profit or loss.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 31.5% year-on-year. This was primarily due to an increase in dividend income from funds as a result of a significant increase in the investment scale of available-for-sale funds as compared to the corresponding period of 2014 and an increase in income from other equity investments.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities decreased by 2.2% year-on-year. This was primarily due to a decrease in interest income as a result of a decrease in the investment scale of treasury bonds and subordinated debts as compared to the corresponding period of 2014.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits decreased by 0.6% year-on-year. This was primarily due to a decrease in interest income as a result of a decline in the scale of negotiated deposits as compared to the corresponding period of 2014.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 44.0% year-on-year. This was primarily due to an increase in the scale of policy loans and the allocation of various types of investments such as trust schemes.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realised gains on financial assets were primarily due to a significant increase in the spread income of available-for-sale stocks and funds.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss increased by 1986.9% year-on-year. This was primarily due to a significant increase in the spread income of held-for-trading stocks at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 13.4% year-on-year. This was primarily due to an increase in commission fees earned from CLP&C resulting from the development of the agency business by the Company.

2.	Benefits, Claims and Expenses

	January to June 2015	RMB million January to June 2014
Insurance benefits and claims expenses	222,080	180,782
Life insurance business	206,916	169,478
Health insurance business	13,391	9,382
Accident insurance business	1,773	1,922
Investment contract benefits	1,239	1,031
Policyholder dividends resulting from participation in profits	29,570	9,212
Underwriting and policy acquisition costs	19,509	14,135
Finance costs	2,313	1,927
Administrative expenses	11,691	10,802
Other expenses	5,340	1,886
Statutory insurance fund contribution	482	401

Total	292,224	220,176

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

(1)	Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to life insurance business increased by 22.1% year-on-year. This was primarily due to the growth of life insurance business.

(2)	Health Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to health life insurance business increased by 42.7% year-on-year. This was primarily due to an increase in the scale of health insurance business.

(3)	Accident Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to accident insurance business decreased by 7.8% year-on-year. This was primarily due to the fluctuation of the number of accidents occurred.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 20.2% year-on-year. This was primarily due to an increase in the scale of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits increased by 221.0% year-on-year. This was primarily due to an increase in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 38.0% year-on-year. This was primarily due to an increase in underwriting costs for the first-year regular premium business as a result of the growth of the Company’s business and the optimization of its business structure.

Finance Costs

During the Reporting Period, finance costs increased by 20.0% year-on-year. This was primarily due to an increase in interest payment for securities sold under agreements to repurchase.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.2% year-on-year. This was primarily due to the Company’s increased investment in team building for the purpose of enhancing its sustainable development capacity.

Other Expenses

During the Reporting Period, other expenses increased by 183.1% year-on-year. This was primarily due to an increase in business tax and extra charges of investment business.

3.	Profit before Income Tax[10]

	January to June 2015	RMB million January to June 2014
Life insurance business	33,858	16,634
Health insurance business	2,948	3,056
Accident insurance business	1,587	918
Other businesses	2,845	2,256

Total	41,238	22,864

(1)	Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the life insurance business increased by 103.5% year-on-year. This was primarily due to the growth of business and a significant increase in income from investment as compared to the corresponding period of 2014.

(2)	Health Insurance Business

During the Reporting Period, profit before income tax of the Company in the health insurance business decreased by 3.5% year-on-year. This was primarily due to an increase in business scale and claims expenses.

[10]	In response to favorable market opportunities for health insurance and accident insurance businesses in recent years, the Company has increased its efforts in developing health insurance and accident insurance businesses. In particular, the health insurance business has been growing rapidly and the income generated from health insurance business has increased gradually as a percentage of the Company’s gross written premiums. Meanwhile, the income derived from the previously reported group life insurance, short-term insurance and supplementary major medical insurance segments represented an insignificant percentage of the Company’s gross written premiums. In order to better reflect the changes in the Company’s external environment, its business structure and the objectives of its future development, as well as providing the report readers with more useful information, the Company, since its 2014 Annual Report, has realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Company’s management has conducted analysis and evaluation on the operating results based on the new reporting segments. For a detailed discussion, please refer to the financial statements.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

(3)	Accident Insurance Business

During the Reporting Period, profit before income tax of the Company in the accident insurance business increased by 72.9% year-on-year. This was primarily due to an increase in business scale and a decrease in claims expenses as a result of the fluctuation of the number of accidents occurred.

(4)	Other Businesses

During the Reporting Period, profit before income tax of the Company in the other businesses increased by 26.1% year-on-year. This was primarily due to the growth of operating results of subsidiaries and an increase in net profits of associates.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB9,504 million, a 120.5% increase year-on-year. This was primarily due to the combined impact of taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB31,489 million, a 71.1% increase year-on-year. This was primarily due to a significant increase in investment income as compared to the corresponding period of 2014 and the growth of business.

III.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	Major Assets

	As at 30 June 2015	RMB million As at 31 December 2014
Investment assets	2,213,612	2,100,870
Term deposits	647,679	690,156
Held-to-maturity securities	503,341	517,283
Available-for-sale securities	736,231	607,531
Securities at fair value through profit or loss	54,601	53,052
Securities purchased under agreements to resell	3,941	11,925
Cash and cash equivalents	75,369	47,034
Loans	184,857	166,453
Statutory deposits – restricted	6,333	6,153
Investment properties	1,260	1,283
Other assets	165,943	145,697

Total	2,379,555	2,246,567

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Term Deposits

As at the end of the Reporting Period, term deposits decreased by 6.2% from the end of 2014. This was primarily due to a decrease in the allocation scale of negotiated deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities decreased by 2.7% from the end of 2014. This was primarily due to the Company’s decreased allocation in treasury bonds and subordinated debts in light of market conditions in a timely manner.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 21.2% from the end of 2014. This was primarily due to the Company’s increased allocation in stocks and funds in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 2.9% from the end of 2014. This was primarily due to the Company’s increased allocation in trading funds and stocks.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 60.2% from the end of 2014. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 11.1% from the end of 2014. This was primarily due to an increase in the scale of policy loans and the allocation of various types of investments such as trust schemes.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 1.8% from the end of 2014. This was primarily due to the depreciation of investment properties.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

	As at 30 June 2015		RMB million As at 31 December 2014
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	1,760,167	79.51%	1,804,598	85.90%
Term deposits	647,679	29.26%	690,156	32.85%
Bonds	918,935	41.51%	940,619	44.77%
Insurance asset management products[1]	65,058	2.94%	62,348	2.97%
Other fixed-maturity investments[2]	128,495	5.80%	111,475	5.31%
Equity investments	372,875	16.85%	236,030	11.23%
Common stocks	117,878	5.33%	94,933	4.52%
Funds	139,751	6.31%	83,620	3.98%
Other equity investments[3]	115,246	5.21%	57,477	2.73%
Investment properties	1,260	0.06%	1,283	0.06%
Cash, cash equivalents and others[4]	79,310	3.58%	58,959	2.81%

Total	2,213,612	100%	2,100,870	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plans, and project asset-backed plans.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits – restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, equity investment plans, bank wealth management products, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents, and securities purchased under agreements to resell.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

2.	Major Liabilities

	As at 30 June 2015	RMB million As at 31 December 2014
Insurance contracts	1,685,380	1,603,446
Investment contracts	80,428	72,275
Securities sold under agreements to repurchase	44,418	46,089
Policyholder dividends payable	104,420	74,745
Annuity and other insurance balances payable	29,013	25,617
Interest-bearing loans and borrowings	2,650	2,623
Bonds payable	67,992	67,989
Deferred tax liabilities	19,131	19,375
Other liabilities	31,818	47,077

Total	2,065,250	1,959,236

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 5.1% from the end of 2014. This was primarily due to the accumulation of insurance liabilities from new insurance business and renewal business. As at the date of the statement of financial position, the Company’s insurance contracts reserves passed the liability adequacy test.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 11.3% from the end of 2014. This was primarily due to an increase in the scale of certain investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase decreased by 3.6% from the end of 2014. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 39.7% from the end of 2014. This was primarily due to an increase in investment yields for participating products.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 13.3% from the end of 2014. This was primarily due to an increase in maturities payable.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Interest-bearing Loans and Borrowings

As at the end of the Reporting Period, interest-bearing loans and borrowings remained stable as compared to the end of 2014. This was primarily due to the fact that the Company had no new borrowings in the first half of 2015. In June 2014, in order to meet the needs of overseas investment, one of the Company’s subsidiaries applied for a fixed-interest rate bank loan of GBP275 million with a term of five years. As at the end of the Reporting Period, the loan balance was RMB2,650 million.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2014. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2015.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities decreased by 1.3% from the end of 2014. This was primarily due to an increase in the deductible temporary differences.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB310,947 million, a 9.4% increase from the end of 2014. This was primarily due to a combined effect of the increase in fair value of available-for-sale financial assets and the profit made during the Reporting Period.

IV.	ANALYSIS OF CASH FLOWS

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB75,369 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB647,679 million.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

	January to June 2015	RMB million January to June 2014
Net cash inflow from operating activities	24,948	40,471
Net cash inflow/(outflow) from investing activities	14,526	(61,873)
Net cash inflow/(outflow) from financing activities	(11,137)	43,243
Foreign currency gains/(losses) on cash and cash equivalents	(2)	15

Net increase in cash and cash equivalents	28,335	21,856

The Company has established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 38.4% year-on-year. This was primarily due to an increase in insurance claims and surrenders. The change in net cash inflow/(outflow) from investing activities was primarily due to the needs for investment management. The change in net cash inflow/(outflow) from financing activities was primarily due to the needs for liquidity management.

China Life Insurance Company Limited    2015 Interim Report

Management Discussion and Analysis

V.	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant regulatory requirements) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	As at 30 June 2015	RMB million As at 31 December 2014
Actual capital	258,125	236,151
Minimum capital	83,478	80,193
Solvency ratio	309.21%	294.48%

The Company’s solvency ratio increased mainly due to an increase in the comprehensive income during the Reporting Period.

VI.	CORE COMPETITIVENESS

During the Reporting Period, there was no material change in the Company’s core competitiveness.

VII.	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investment amounts of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

VIII.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2014 approved at the 2014 Annual General Meeting held on 28 May 2015, with the appropriation to its discretionary surplus reserve fund of RMB3,160 million (10% of the net profit for the year 2014 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.40 per share (inclusive of tax) to all shareholders of the Company, totaling approximately RMB11,306 million.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the insurance sales framework agreement between the Company and CLP&C. These continuing connected transactions were subject to reporting, announcement and annual review requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of CLP&C. Therefore, each of CLIC, AMC and CLP&C constitutes a connected person of the Company.

During the Reporting Period, the following continuing connected transactions were carried out by the Company under Chapter 14A of the Listing Rules, including the framework agreements entered into by China Life AMP Asset Management Co., Ltd. (“AMP”) with the Company, Pension Company, CLIC and CLP&C, respectively. These continuing connected transactions were subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the Listing Rules. Such agreements and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 May 2014. AMP is a non-wholly owned subsidiary of AMC and is therefore a connected person of the Company.

During the Reporting Period, the Company also carried out certain continuing connected transactions, including the asset management agreement between CLIC and AMC, which were exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

In addition, the Company and China Life Investment Holding Company Limited (“CLI”) have entered into the 2015 asset management agreement for alternative investments, which was subject to reporting, announcement and annual review requirements but was exempt from independent shareholders’ approval requirements under the Listing Rules. However, such agreement was subject to approval by the shareholders’ general meeting of the Company under the listing rules of the SSE. Such agreement and the transactions thereunder have been approved by the shareholders’ general meeting of the Company held on 29 December 2014. CLI is a wholly-owned subsidiary of CLIC and is therefore a connected person of the Company.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of the above continuing connected transactions (except those fully exempted continuing connected transactions as mentioned above). When conducting the above continuing connected transactions during the Reporting Period, the Company has followed the pricing policies and guidelines formulated at the time when such transactions were entered into.

1.	Policy Management Agreement

The Company and CLIC have from time to time entered into policy management agreements since 30 September 2003. The renewed agreement between the parties expired on 31 December 2014. The Company and CLIC entered into the 2015 policy management agreement on 29 December 2014, with a term from 1 January 2015 to 31 December 2017. Pursuant to the 2015 policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2017 is RMB1,037 million.

For the first half of 2015, the service fee paid by CLIC to the Company amounted to RMB461 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

The Company and AMC have from time to time entered into asset management agreements since 30 November 2003. The renewed agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which is for a term of two years effective from 1 January 2013 and has been extended to 31 December 2015 pursuant to the automatic renewal clause. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2015 is RMB1,200 million.

For the first half of 2015, the Company paid AMC an asset management fee of RMB467 million.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

(2)	Asset Management Agreement between CLIC and AMC

CLIC and AMC have from time to time entered into asset management agreements since 30 November 2003. The renewed agreement between the parties expired on 31 December 2014. CLIC and AMC entered into the 2015 asset management agreement on 31 December 2014, which is for a term from 1 January 2015 to 31 December 2015. In accordance with the agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for the year ending 31 December 2015 is RMB320 million.

For the first half of 2015, CLIC paid AMC an asset management fee of RMB67 million.

(3)	Asset Management Agreement for Alternative Investments between the Company and CLI

The 2013 asset management agreement for alternative investments entered into by the Company and CLI on 22 March 2013 expired on 31 December 2014. The Company and CLI entered into the 2015 asset management agreement for alternative investments on 31 December 2014, with a term of one year from 1 January 2015 to 31 December 2015. Pursuant to the 2015 asset management agreement for alternative investments, CLI agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope of utilization of insurance funds as specified by the CIRC and in accordance with the requirements of applicable laws and regulations and the investment guidelines given by the Company. The entrusted assets include equity interests, real properties, related financial products and securitization financial products. In consideration of CLI’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay CLI an investment management service fee and a performance incentive fee. For details as to the method of calculation of the investment management service fee and performance incentive fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. For the year ending 31 December 2015, the investment management service fee and the performance incentive fee payable by the Company to CLI will not exceed RMB500 million. The contractual amount of the assets entrusted by the Company to CLI for investment and management will not exceed RMB150 billion or its equivalent in foreign currency (including the contractual amount already entrusted prior to the execution of the agreement and the contractual amount to be entrusted during the term of the agreement) as at the expiry date of the agreement. The aforesaid contractual amount shall include the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C, which shall not exceed RMB40 billion or its equivalent in foreign currency. The co-investments of the Company, CLIC and CLP&C shall be made in cash at the same price in the same related financial products and securitization financial products, and the benefits enjoyed by each of them shall be in proportion to their respective investment amount.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

For the first half of 2015, the Company paid CLI the investment management service fee and performance incentive fee of RMB72 million. As at 30 June 2015, the contractual amount of the assets entrusted by the Company to CLI for investment and management amounted to RMB68,179 million, among which, the contractual amount of the assets newly entrusted by the Company in its co-investment with CLIC and CLP&C was RMB0 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and CLP&C entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and CLP&C entered into the 2012 insurance sales framework agreement for a term of two years, which has been extended to 7 March 2015 pursuant to the automatic renewal clause of the agreement. On 8 March 2015, the Company and CLP&C entered into the 2015 insurance sales framework agreement, with a term of two years effective from 8 March 2015. The agreement will automatically be extended for another year after its expiry unless terminated by either party by giving the other party a written notice within 30 days prior to its expiry. Pursuant to the above agreements, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2017 are RMB1,386 million, RMB1,738 million and RMB2,222 million, respectively.

For the first half of 2015, CLP&C paid the Company an agency service fee of RMB589 million.

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

The Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients are RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

For the first half of 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB560.01 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB5,819.26 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, the management fee paid by the Company for the asset management for specific clients was RMB0 million, and the fees for other daily transactions were RMB0 million.

(2)	Framework Agreement between Pension Company and AMP

Pension Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions” on 4 September 2014. The agreement became effective upon signing by the parties and will expire on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB0 million, the redemption price and corresponding redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

(3)	Framework Agreement between CLIC and AMP

CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

For the first half of 2015, the subscription price and corresponding subscription fee for the subscription of fund products was RMB5,090 million, and the redemption price and corresponding redemption fee for the redemption of fund products was RMB556.28 million.

(4)	Framework Agreement between CLP&C and AMP

CLP&C and AMP entered into the “Cooperation Framework Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, CLP&C and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the subscription of fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the redemption of fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2015, the subscription price for the subscription of fund products was RMB0 million, the redemption price for the redemption of fund products was RMB0 million, the subscription fee for the subscription of fund products was RMB0 million, the redemption fee for the redemption of fund products was RMB0 million, the sales commission fee and client maintenance fee paid by AMP was RMB0 million, and the fees for other daily transactions were RMB0 million.

(II)	Other Major Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and CLI entered into the “Property Transfer Framework Agreement”, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties have been signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties have not been signed prior to the expiry of the framework agreement.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

The framework agreement expired on 26 June 2015. As at the expiry date of the agreement, 40 properties had been transferred, with a total transaction amount of RMB331 million.

2.	Entrustment of Enterprise Annuity Management Agreement (Including Supplementary Terms for Account Management and Investment Management)

The Company, CLIC and AMC have from time to time entered into the Entrustment of Enterprise Annuity Funds and Account Management Agreement with Pension Company since 27 July 2009. The renewed agreement between the parties expired on 1 December 2013. The Company, CLIC, AMC and Pension Company entered into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplementary Terms for Account Management and Investment Management)” on 22 March 2014 with a term from 2 December 2013 to 31 December 2016. As a trustee, an account manager and investment manager, Pension Company provides trusteeship, account management services and investment management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees, account management fees and investment management fees in accordance with the agreement.

Of the above connected transactions, the transaction in relation to the acquisition of properties from CLI by the Company was subject to reporting and announcement requirements but was exempt from independent shareholders’ approval requirements pursuant to Rule 14A.76(2) of the Listing Rules. The Company has complied with the disclosure requirements under Chapter 14A of the Listing Rules in respect of such connected transaction.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

III.	ACQUISITION AND SALE OF MAJOR ASSETS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any acquisition and sale of major assets transaction, merger and acquisition.

IV.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

V.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this interim report, the Company had no other material contracts during the Reporting Period.

VI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2015. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

VII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

China Life Insurance Company Limited    2015 Interim Report

Significant Events

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

VIII.	AUDITORS

A resolution was passed at the 2014 Annual General Meeting held on 28 May 2015 to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2015, respectively. The Company’s 2015 half-year financial statements prepared in accordance with the Chinese Accounting Standards for Business Enterprises have been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2015 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards have been reviewed (not audited) by Ernst & Young.

IX.	CORPORATE GOVERNANCE

In the first half of 2015, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2015, the Board of Directors held 3 regular meetings, and the Supervisory Committee held 2 regular meetings. As at the latest practicable date (26 August 2015), the Board of Directors held 4 regular meetings, and the Supervisory Committee held 4 regular meetings. The Company held the 2014 Annual General Meeting on 28 May 2015. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2015 Interim Report of the Company.

X.	OTHER BUSINESS

The Company issued the US$1,280 million Core Tier 2 Capital Securities at an initial distribution rate of 4.00% (the “Securities”) by way of debt issues to professional investors only. The Securities (Stock Code: 5540) were permitted for listing and trading on the HKSE on 6 July 2015.

China Life Insurance Company Limited    2015 Interim Report

Changes in Share Capital and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II.	INFORMATION ON SHAREHOLDERS

Number of shareholders and their shareholdings

Total number of shareholders at the end of the Reporting Period	No. of A shareholders: 226,833
No. of H shareholders: 30,924

Particulars of top ten shareholders of the Company

						Unit: Shares
Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Overseas legal person	25.87%	7,311,371,309	+16,932,801	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.13%	35,535,157	-23,449,512	—	—
China National Nuclear Corporation [2]	State-owned legal person	0.07%	20,000,000	—	—	—
China International Television Corporation [2]	State-owned legal person	0.07%	18,452,300	—	—	—
Shenzhen Ping An Dahua Huitong Wealth Management – Ping An Bank – Ping An Huitong Bogu Tongjin No.16 (Point Asset) Active Management of Scheme	Other	0.05%	13,828,363	+13,828,363	—	—
Industrial and Commercial Bank of China Limited-SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	13,644,141	+3,323,449	—	—
Li Zhuo	Domestic natural person	0.05%	13,106,344	+13,106,253	—	—
Harbin Hali Industry Company Limited	Domestic non state-owned legal person	0.05%	12,877,453	+12,877,028	—	—
China Construction Bank Corporation – Penghua CSI 800 Index Securities Investment Fund in Securities and Insurance	Other	0.04%	11,298,680	+11,298,680	—	—

China Life Insurance Company Limited    2015 Interim Report

Changes in Share Capital and Shareholders Information

	1.	HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

Details of shareholders	2.	China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

	3.	The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

III.	CHANGE IN THE CONTROLLING SHAREHOLDER AND THE EFFECTIVE CONTROLLER

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2015, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

China Life Insurance Company Limited    2015 Interim Report

Changes in Share Capital and Shareholders Information

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares		Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%		68.37%

JPMorgan Chase & Co. (Note 1)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	518,857,656 89,923,776 356,720,667	(L) (S) (P)	6.97 1.20 4.79	% % %	1.84 0.32 1.26	% % %

BlackRock, Inc. (Note 2)	Interest in controlled corporation	H Shares	516,476,462	(L)	6.94%		1.83%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):	JPMorgan Chase & Co. was interested in a total of 518,857,656 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, J.P. Morgan Securities LLC, J.P. Morgan Clearing Corp, JF Asset Management Limited, J.P. Morgan Investment Management Inc., J.P. Morgan Trust Company of Delaware, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, JPMorgan Chase Bank, N.A., JPMorgan Asset Management (UK) Limited and China International Fund Management Co Ltd were interested in 2,468,154 H shares, 1,581,111 H shares, 4,132,000 H shares, 554,000 H shares, 1,860 H shares, 107,019,878 H shares, 45,933,986 H shares, 356,720,667 H shares, 276,000 H shares and 170,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 518,857,656 H shares are 356,720,667 H shares (4.79%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests-Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 89,923,776 H shares (1.20%).

(Note 2):	BlackRock, Inc. was interested in a total of 516,476,462 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC, BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, National Association, BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co., Ltd., BlackRock Asset Management Canada Limited, BlackRock Investment Management (Australia) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BLACKROCK (Luxembourg) S.A., BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG, BlackRock Fund Managers Limited, BlackRock Life Limited and BlackRock Asset Management (Schweiz) AG were interested in 3,901,515 H shares, 1,287,000 H shares, 114,175,393 H shares, 181,112,000 H shares, 1,690,000 H shares, 7,934,352 H shares, 3,676,645 H shares, 1,650,000 H shares, 29,114,492 H shares, 2,889,000 H shares, 71,501,181 H shares, 4,199,700 H shares, 50,003,186 H shares, 22,633,000 H shares, 16,453,998 H shares, 611,000 H shares, 3,490,000 H shares, 118,000 H shares and 36,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2015, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited    2015 Interim Report

Directors, Supervisors, Senior Management and Employees

I.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

II.	CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	The 2014 Annual General Meeting was held on 28 May 2015, during which Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Hengping and Mr. Xu Haifeng were elected as Executive Directors of the fifth session of the Board, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade were elected as Non-executive Directors of the fifth session of the Board, and Mr. Anthony Francis Neoh, Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Mr. Robinson Drake Pike were elected as Independent Directors of the fifth session of the Board. The first meeting of the fifth session of the Board was held on 28 May 2015, during which Mr. Yang Mingsheng was elected as the Chairman of the Board of the Company and the composition of special committees of the Board was confirmed. The CIRC approved the qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Liu Jiade and Mr. Robinson Drake Pike as Director of the Company on 11 July 2015.

2.	The 2014 Annual General Meeting was held on 28 May 2015, during which Mr. Miao Ping, Mr. Shi Xiangming and Ms. Xiong Junhong were elected as Non Employee Representative Supervisors of the fifth session of the Supervisory Committee. The first meeting of the second session of the employee representative meeting was held on 9 April 2015, during which Mr. Zhan Zhong and Ms. Wang Cuifei were elected as Employee Representative Supervisors of the fifth session of the Supervisory Committee. The CIRC approved the qualification of each of Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei as Supervisor of the Company on 11 July 2015. The first meeting of the fifth session of the Supervisory Committee was held on 24 July 2015, during which Mr. Miao Ping was elected as the Chairman of the fifth session of Supervisory Committee of the Company.

3.	With the approval given at the first meeting of the fifth session of the Board of the Company and the approval of the CIRC, Mr. Xiao Jianyou was appointed as the Assistant President of the Company with effect from 21 July 2015.

4.	Due to adjustment of work arrangements, Mr. Su Hengxuan tendered his resignation as an Executive Director, a member of Strategy and Investment Decision Committee of the Board and the Vice President of the Company on and with effect from 8 May 2015. As the term of office of Mr. Miao Ping and Mr. Bruce Douglas Moore ended on the expiry of the term of the fourth session of the Board, they retired as Directors of the Company at the conclusion of the 2014 Annual General Meeting held on 28 May 2015.

China Life Insurance Company Limited    2015 Interim Report

Directors, Supervisors, Senior Management and Employees

5.	As the term of office of Ms. Xia Zhihua, Ms. Yang Cuilian and Mr. Li Xuejun ended on the expiry of the term of the fourth session of the Supervisory Committee, they retired as Supervisors of the Company after the qualifications of the newly appointed Supervisors (i.e. Mr. Miao Ping, Mr. Zhan Zhong and Ms. Wang Cuifei) were approved by the CIRC on 11 July 2015.

6.	Due to adjustment of work arrangements, Mr. Liu Anlin ceased to serve as the Vice President of the Company from March 2015. Due to adjustment of work arrangements, Mr. Miao Ping ceased to serve as the Vice President of the Company from May 2015.

III.	NUMBER OF EMPLOYEES

As at 30 June 2015, the Company had 97,383 employees in total.

IV.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2015, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

V.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited    2015 Interim Report

International Auditors’ Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 43 to 83, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2015 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

26 August 2015

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2015

	Notes	Unaudited As at 30 June 2015 RMB million	Audited As at 31 December 2014 RMB million
ASSETS
Property, plant and equipment		25,190	25,348
Investment properties		1,260	1,283
Investments in associates and joint ventures	6	46,625	44,390
Held-to-maturity securities	7.1	503,341	517,283
Loans	7.2	184,857	166,453
Term deposits	7.3	647,679	690,156
Statutory deposits – restricted		6,333	6,153
Available-for-sale securities	7.4	736,231	607,531
Securities at fair value through profit or loss	7.5	54,601	53,052
Securities purchased under agreements to resell		3,941	11,925
Accrued investment income		45,878	44,350
Premiums receivable		22,910	11,166
Reinsurance assets		1,179	1,032
Other assets		24,161	19,411
Cash and cash equivalents		75,369	47,034

Total assets		2,379,555	2,246,567

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2015

	Notes	Unaudited As at 30 June 2015 RMB million	Audited As at 31 December 2014 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,685,380	1,603,446
Investment contracts	9	80,428	72,275
Policyholder dividends payable		104,420	74,745
Interest-bearing loans and borrowings		2,650	2,623
Bonds payable		67,992	67,989
Financial liabilities at fair value through profit or loss		976	10,890
Securities sold under agreements to repurchase		44,418	46,089
Annuity and other insurance balances payable		29,013	25,617
Premiums received in advance		1,971	15,850
Other liabilities		24,511	20,062
Deferred tax liabilities	14	19,131	19,375
Current income tax liabilities		4,054	52
Statutory insurance fund		306	223

Total liabilities		2,065,250	1,959,236

Equity
Share capital	18	28,265	28,265
Reserves		155,770	145,919
Retained earnings		126,912	109,937

Attributable to equity holders of the Company		310,947	284,121

Non-controlling interests		3,358	3,210

Total equity		314,305	287,331

Total liabilities and equity		2,379,555	2,246,567

Approved and authorized for issue by the Board of Directors on 26 August 2015.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2015

	Notes	Unaudited
		For the six months
		ended 30 June
		2015	2014
		RMB million	RMB million
REVENUES
Gross written premiums		234,298	197,250
Less: premiums ceded to reinsurers		(398)	(259)

Net written premiums		233,900	196,991
Net change in unearned premium reserves		(4,540)	(3,216)

Net premiums earned		229,360	193,775

Investment income	10	49,733	45,075
Net realised gains and impairment on financial assets	11	38,353	(267)
Net fair value gains through profit or loss	12	11,770	564
Other income		2,101	1,852

Total revenues		331,317	240,999

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(136,675)	(113,906)
Accident and health claims and claim adjustment expenses		(7,737)	(6,635)
Increase in insurance contract liabilities		(77,668)	(60,241)
Investment contract benefits		(1,239)	(1,031)
Policyholder dividends resulting from participation in profits		(29,570)	(9,212)
Underwriting and policy acquisition costs		(19,509)	(14,135)
Finance costs		(2,313)	(1,927)
Administrative expenses		(11,691)	(10,802)
Other expenses		(5,340)	(1,886)
Statutory insurance fund contribution		(482)	(401)

Total benefits, claims and expenses		(292,224)	(220,176)

Share of profit of associates and joint ventures		2,145	2,041

Profit before income tax	13	41,238	22,864
Income tax	14	(9,504)	(4,310)

Net profit		31,734	18,554

Attributable to:
– Equity holders of the Company		31,489	18,407
– Non-controlling interests		245	147

Basic and diluted earnings per share	15	RMB1.11	RMB0.65

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2015

	Unaudited
	For the six months
	ended 30 June
	2015	2014
	RMB million	RMB million
Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities	54,454	13,156
Amount transferred to net profit from other comprehensive income	(38,353)	267
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(7,517)	—
Share of other comprehensive income of associates and joint ventures under the equity method	253	281
Income tax relating to components of other comprehensive income	(2,149)	(3,352)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	6,688	10,352

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—

Other comprehensive income for the period, net of tax	6,688	10,352

Total comprehensive income for the period, net of tax	38,422	28,906

Attributable to:
– Equity holders of the Company	38,168	28,734
– Non-controlling interests	254	172

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2015

	Unaudited
	Attributable to equity holders of the Company			Non-
	Share capital RMB million	Reserves RMB million	Retained earnings RMB million	controlling interests RMB million	Total RMB million
As at 1 January 2014	28,265	97,029	95,037	2,254	222,585
Net profit	—	—	18,407	147	18,554
Other comprehensive income	—	10,327	—	25	10,352

Total comprehensive income	—	10,327	18,407	172	28,906

Transactions with owners
Appropriation to reserves	—	2,509	(2,509)	—	—
Dividends paid	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	2,509	(10,988)	(91)	(8,570)

As at 30 June 2014	28,265	109,865	102,456	2,335	242,921

As at 1 January 2015	28,265	145,919	109,937	3,210	287,331
Net profit	—	—	31,489	245	31,734
Other comprehensive income	—	6,679	—	9	6,688

Total comprehensive income	—	6,679	31,489	254	38,422

Transactions with owners
Appropriation to reserves	—	3,208	(3,208)	—	—
Dividends paid (Note 16)	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(106)	(106)
Others	—	(36)	—	—	(36)

Total transactions with owners	—	3,172	(14,514)	(106)	(11,448)

As at 30 June 2015	28,265	155,770	126,912	3,358	314,305

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2015

	Unaudited For the six months ended 30 June
	2015 RMB million	2014 RMB million
Net cash inflow from operating activities	24,948	40,471

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	282,249	125,141
Purchases	(356,383)	(200,648)
Additional capital contribution to associates and joint ventures	(250)	(2,871)
Decrease/(increase) in term deposits, net	39,160	(21,851)
Decrease in securities purchased under agreements to resell, net	7,958	6,989
Interest received	42,541	36,835
Dividends received	4,882	1,335
Increase in policy loans, net	(5,631)	(6,803)

Net cash inflow/(outflow) from investing activities	14,526	(61,873)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	(693)	48,121
Cash received from borrowings	—	2,881
Interest paid	(2,008)	(1,421)
Dividends paid to equity holders of the Company	(8,330)	(6,247)
Dividends paid to non-controlling interests	(106)	(91)

Net cash inflow/(outflow) from financing activities	(11,137)	43,243

Foreign currency gains/(losses) on cash and cash equivalents	(2)	15

Net increase in cash and cash equivalents	28,335	21,856

Cash and cash equivalents
Beginning of period	47,034	21,330

End of period	75,369	43,186

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	73,918	42,659
Short-term bank deposits	1,451	527

The notes on pages 49 to 83 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability, as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuity, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, the Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorized for issue by the Board of Directors on 26 August 2015.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board. The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2014, as described in those annual financial statements.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2015

Standards/Amendments	Content	Effective for annual period beginning on or after
IAS 27 Amendment	Equity Method in Separate Financial Statements	1 January 2016
IFRS 10 and IAS 28 Amendments	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2016
IFRS 11 Amendment	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 9	Financial Instruments	1 January 2018
IFRS 15	Revenue from Contracts with Customers	1 January 2018

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2014.

There have been no significant changes in the Group’s risk management processes since 31 December 2014 or in any risk management policies.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted prices, Level 2 fair value is based on valuation techniques using significant inputs, that are observable for the asset being measured, either directly or indirectly, for sugbstantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

At 30 June 2015, assets classified as Level 1 accounted for approximately 37.52% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds with public market price quotation. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from the Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on the Chinese interbank market at the reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trade date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trade date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

At 30 June 2015, assets classified as Level 2 accounted for approximately 55.75% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted prices from the Chinese interbank market or from valuation service providers.

At 30 June 2015, assets classified as Level 3 accounted for approximately 6.73% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation techniques, including discounted cash flow valuations, market comparison approach, etc.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2015:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	222,793	51,396	47,016	321,205
– Debt securities	28,735	365,031	501	394,267
Securities at fair value through profit or loss
– Equity securities	25,804	789	4,318	30,911
– Debt securities	11,584	12,106	—	23,690

Total	288,916	429,322	51,835	770,073

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(976)	—	—	(976)
Investment contracts at fair value through profit or loss	(17)	—	—	(17)

Total	(993)	—	—	(993)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2015:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	RMB million
Opening balance	501	21,635	542	22,678
Purchases	—	19,775	—	19,775
Transferred into Level 3	—	3,141	4,185	7,326
Transferred out of Level 3	—	(390)	(327)	(717)
Total losses recorded in profit or loss	—	—	(82)	(82)
Total gains recorded in other comprehensive income	—	2,855	—	2,855

Closing balance	501	47,016	4,318	51,835

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2014:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	151,817	23,479	21,635	196,931
– Debt securities	25,437	369,403	501	395,341
Securities at fair value through profit or loss
– Equity securities	22,716	582	542	23,840
– Debt securities	18,805	10,407	—	29,212

Total	218,775	403,871	22,678	645,324

Liabilities measured at fair value
Financial liabilities at fair value through profit or loss	(10,890)	—	—	(10,890)
Investment contracts at fair value through profit or loss	(21)	—	—	(21)

Total	(10,911)	—	—	(10,911)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2014:

	Available-for-sale securities		Securities at fair value through profit or loss	Total
	Debt securities RMB million	Equity securities RMB million	Equity securities RMB million	RMB million
Opening balance	301	13,588	—	13,889
Purchases	—	1,629	—	1,629
Transferred into Level 3	—	397	—	397
Transferred out of Level 3	—	(304)	—	(304)
Total gains/(losses) recorded in profit or loss	—	—	—	—
Total gains/(losses) recorded in other comprehensive income	—	442	—	442

Closing balance	301	15,752	—	16,053

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have any material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the six months ended 30 June 2015, RMB10,843 million (for the six-months ended 30 June 2014: RMB22,730 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB15,113 million (for the six-months ended 30 June 2014: RMB14,600 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the six months ended 30 June 2015 and the six months ended 30 June 2014, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2015 and 31 December 2014, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of services to CLIC as described in Note 17, share of results of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

5	SEGMENT INFORMATION (CONTINUED)

5.1	Operating segments (continued)

In order to better reflect the changes in the Group’s external environment and business structure, and the objectives of future development, as well as providing users of financial statements with more useful information, the Group has adjusted its internal reporting method of segments in 2014, and realigned the composition of its reporting segments by changing the previously reported individual life insurance, group life insurance, short-term insurance, supplementary major medical insurance and other segments into four newly identified segments, namely life insurance, health insurance, accident insurance and others. The Group’s management has conducted analysis and evaluation on the operating results based on the new reporting segments.

The Group has restated comparative amounts based on the adjusted operating segments as follows.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2015
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	204,780	22,213	7,305	—	—	234,298
– Term life	1,435	—	—	—	—
– Whole life	13,647	—	—	—	—
– Endowment	118,294	—	—	—	—
– Annuity	71,404	—	—	—	—
Net premiums earned	204,763	18,128	6,469	—	—	229,360
Investment income	47,933	1,404	181	215	—	49,733
Net realised gains and impairment on financial assets	36,993	1,081	139	140	—	38,353
Net fair value gains through profit or loss	11,103	324	43	300	—	11,770
Other income	439	31	—	2,125	(494)	2,101
Including: inter-segment revenue	—	—	—	494	(494)	—

Segment revenues	301,231	20,968	6,832	2,780	(494)	331,317

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(135,868)	(797)	(10)	—	—	(136,675)
Accident and health claims and claim adjustment expenses	—	(6,053)	(1,684)	—	—	(7,737)
Increase in insurance contract liabilities	(71,048)	(6,541)	(79)	—	—	(77,668)
Investment contract benefits	(1,239)	—	—	—	—	(1,239)
Policyholder dividends resulting from participation in profits	(29,415)	(155)	—	—	—	(29,570)
Underwriting and policy acquisition costs	(14,919)	(2,253)	(1,808)	(529)	—	(19,509)
Finance costs	(2,178)	(64)	(8)	(63)	—	(2,313)
Administrative expenses	(7,626)	(1,879)	(1,174)	(1,012)	—	(11,691)
Other expenses	(4,731)	(199)	(428)	(476)	494	(5,340)
Including: inter-segment expenses	(478)	(14)	(2)	—	494	—
Statutory insurance fund contribution	(349)	(79)	(54)	—	—	(482)

Segment benefits, claims and expenses	(267,373)	(18,020)	(5,245)	(2,080)	494	(292,224)

Share of profit of associates and joint ventures	—	—	—	2,145	—	2,145

Segment results	33,858	2,948	1,587	2,845	—	41,238

Income tax						(9,504)

Net profit						31,734

Attributable to
– Equity holders of the Company						31,489
– Non-controlling interests						245
Other comprehensive income attributable to equity holders of the Company	6,160	180	23	316	—	6,679
Depreciation and amortisation	687	157	107	74	—	1,025

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

5	SEGMENT INFORMATION (CONTINUED)

		For the six months ended 30 June 2014 (restated)
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	172,688	17,817	6,745	—	—	197,250
– Term life	1,134	—	—	—	—
– Whole life	14,366	—	—	—	—
– Endowment	139,877	—	—	—	—
– Annuity	17,311	—	—	—	—
Net premiums earned	172,666	15,180	5,929	—	—	193,775
Investment income	43,700	1,046	157	172	—	45,075
Net realised gains and impairment on financial assets	(242)	(6)	(1)	(18)	—	(267)
Net fair value gains through profit or loss	552	13	2	(3)	—	564
Other income	432	33	—	1,845	(458)	1,852
Including: inter-segment revenue	—	—	—	458	(458)	—

Segment revenues	217,108	16,266	6,087	1,996	(458)	240,999

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(113,267)	(634)	(5)	—	—	(113,906)
Accident and health claims and claim adjustment expenses	—	(4,769)	(1,866)	—	—	(6,635)
Increase in insurance contract liabilities	(56,211)	(3,979)	(51)	—	—	(60,241)
Investment contract benefits	(1,031)	—	—	—	—	(1,031)
Policyholder dividends resulting from participation in profits	(9,162)	(50)	—	—	—	(9,212)
Underwriting and policy acquisition costs	(9,965)	(2,095)	(1,665)	(410)	—	(14,135)
Finance costs	(1,865)	(45)	(7)	(10)	—	(1,927)
Administrative expenses	(7,292)	(1,487)	(1,149)	(874)	—	(10,802)
Other expenses	(1,385)	(93)	(379)	(487)	458	(1,886)
Including: inter-segment expenses	(445)	(11)	(2)	—	458	—
Statutory insurance fund contribution	(296)	(58)	(47)	—	—	(401)

Segment benefits, claims and expenses	(200,474)	(13,210)	(5,169)	(1,781)	458	(220,176)

Share of profit of associates and joint ventures	—	—	—	2,041	—	2,041

Segment results	16,634	3,056	918	2,256	—	22,864

Income tax						(4,310)

Net profit						18,554

Attributable to
– Equity holders of the Company						18,407
– Non-controlling interests						147
Other comprehensive income attributable to equity holders of the Company	10,002	239	36	50	—	10,327
Depreciation and amortisation	708	138	112	73	—	1,031

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2015	2014
	RMB million	RMB million
As at 1 January	44,390	34,775
Investments in associates and joint ventures	250	2,871
Scrip dividend	—	268
Share of profit	2,145	2,041
Other equity movements	217	281
Dividend declared (Note)	(377)	(268)

As at 30 June	46,625	39,968

Note:	2014 final dividend of HKD0.165 per ordinary share was approved and declared in the annual general meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 12 May 2015 and each shareholder could elect to receive the 2014 final dividend in cash or in scrip shares. The Company elected the cash option and received cash dividend amounting to RMB287 million.

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at	As at
	30 June 2015	31 December 2014
	RMB million	RMB million
Debt securities
Government bonds	79,363	88,843
Government agency bonds	126,114	126,140
Corporate bonds	145,485	146,595
Subordinated bonds/debts	152,379	155,705

Total	503,341	517,283

Debt securities
Listed in mainland, PRC	61,879	68,199
Listed in Hong Kong, PRC	31	37
Listed in Singapore	23	23
Unlisted	441,408	449,024

Total	503,341	517,283

Unlisted debt securities include those traded on the Chinese interbank market.

The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4. The fair value of held-to-maturity under Level 1 was RMB53,856 million and under Level 2 was RMB465,299 million as at 30 June 2015 (As at 31 December 2014: Level 1 RMB69,506 million and Level 2 RMB457,020 million).

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

7	FINANCIAL ASSETS (CONTINUED)

7.1	Held-to-maturity securities (continued)

Debt securities – Contractual maturity schedule	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	1,773	11,823
After one year but within five years	83,720	70,592
After five years but within ten years	158,142	149,986
After ten years	259,706	284,882

Total	503,341	517,283

7.2	Loans

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Policy loans	79,285	73,654
Other loans	105,572	92,799

Total	184,857	166,453

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

7	FINANCIAL ASSETS (CONTINUED)

7.2	Loans (continued)

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	89,101	80,214
After one year but within five years	71,998	53,894
After five years but within ten years	23,458	32,345
After ten years	300	—

Total	184,857	166,453

7.3	Term deposits

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	205,337	200,214
After one year but within five years	436,342	463,442
After five years but within ten years	6,000	26,500

Total	647,679	690,156

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	24,904	26,328
Government agency bonds	137,345	138,487
Corporate bonds	208,299	206,511
Subordinated bonds/debts	21,097	22,798
Others (i)	2,622	1,217

Subtotal	394,267	395,341

Equity securities
Funds	135,323	83,121
Common stocks	91,395	71,592
Preferred stocks	11,001	3,000
Others (i)	83,486	39,218

Subtotal	321,205	196,931

Available-for-sale securities, at cost
Equity securities
Others (i)	20,759	15,259

Total	736,231	607,531

Debt securities
Listed in mainland, PRC	43,899	46,137
Listed in Singapore	259	260
Unlisted	350,109	348,944

Subtotal	394,267	395,341

Equity securities
Listed in mainland, PRC	95,728	71,553
Listed in Hong Kong, PRC	9,954	8,303
Unlisted	236,282	132,334

Subtotal	341,964	212,190

Total	736,231	607,531

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

(i)	Other available-for-sale securities mainly include bank wealth management products, private equity funds, other unlisted equity investments, etc. The Group did not guarantee or provide any financing support for other available-for-sale securities, and considers that the carrying value of other available-for-sale securities represents its maximum risk exposure.

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and bank wealth management products.

Debt securities – Contractual maturity schedule	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Maturing:
Within one year	27,501	13,939
After one year but within five years	134,774	139,737
After five years but within ten years	113,735	120,284
After ten years	118,257	121,381

Total	394,267	395,341

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Debt securities
Government bonds	346	254
Government agency bonds	9,048	4,085
Corporate bonds	13,917	24,873
Others	379	—

Subtotal	23,690	29,212

Equity securities
Funds	4,428	499
Common stocks	26,483	23,341

Subtotal	30,911	23,840

Total	54,601	53,052

Debt securities
Listed in mainland, PRC	2,454	5,920
Listed overseas (except Hong Kong)	37	—
Unlisted	21,199	23,292

Subtotal	23,690	29,212

Equity securities
Listed in mainland, PRC	25,016	23,488
Listed in Hong Kong, PRC	73	—
Listed overseas (except Hong Kong)	3,005	—
Unlisted	2,817	352

Subtotal	30,911	23,840

Total	54,601	53,052

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, the current investment portfolio and trend of the relevant yield curves. The assumed discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2015	4.85%~5.00%
As at 31 December 2014	4.80%~5.00%
As at 30 June 2014	4.85%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2015	3.47%~5.85%
As at 31 December 2014	3.52%~5.96%
As at 30 June 2014	3.53%~5.98%

There is uncertainty on the discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channels of insurance funds. The Group determines the discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	(continued)

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense studies and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2015	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 30 June 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations have not imposed any specific requirement on it.

The Group adopted a consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of reserves and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Gross
Long-term insurance contracts	1,666,691	1,588,900
Short-term insurance contracts
– Claims and claim adjustment expenses	6,898	7,316
– Unearned premiums	11,791	7,230

Total, gross	1,685,380	1,603,446

Recoverable from reinsurers
Long-term insurance contracts	(1,005)	(908)
Short-term insurance contracts
– Claims and claim adjustment expenses	(43)	(39)
– Unearned premiums	(86)	(65)

Total, ceded	(1,134)	(1,012)

Net
Long-term insurance contracts	1,665,686	1,587,992
Short-term insurance contracts
– Claims and claim adjustment expenses	6,855	7,277
– Unearned premiums	11,705	7,165

Total, net	1,684,246	1,602,434

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Notified claims	2,135	835
Incurred but not reported	5,181	3,820

Total as at 1 January – Gross	7,316	4,655

Cash paid for claims settled in period
– Cash paid for current period’s claims	(2,877)	(2,672)
– Cash paid for prior period’s claims	(5,344)	(3,745)

Claims incurred in period
– Claims arising in the current period	7,988	6,346
– Claims arising in the prior periods	(185)	324

Total as at 30 June – Gross	6,898	4,908

Notified claims	1,146	767
Incurred but not reported	5,752	4,141

Total as at 30 June – Gross	6,898	4,908

The table below presents movements in unearned premium reserves:

	For the six months ended 30 June
	2015 RMB million			2014 RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	7,230	(65)	7,165	6,896	(121)	6,775
Increase	11,791	(86)	11,705	10,089	(98)	9,991
Release	(7,230)	65	(7,165)	(6,896)	121	(6,775)

As at 30 June	11,791	(86)	11,705	10,089	(98)	9,991

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
As at 1 January	1,588,900	1,482,946
Premiums	216,716	182,575
Release of liabilities (i)	(182,798)	(152,614)
Accretion of interest	36,938	34,962
Change in assumptions
– Change in discount rates	4,179	(6,229)
Other movements	2,756	1,571

As at 30 June	1,666,691	1,543,211

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	50,331	47,962
Investment contracts without DPF
– At amortised cost	30,080	24,292
– At fair value through profit or loss	17	21

Total	80,428	72,275

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
As at 1 January	47,962	46,555
Deposits received	2,961	2,648
Deposits withdrawn, payments on death and other benefits	(1,250)	(1,796)
Interest credited	658	673

As at 30 June	50,331	48,080

The fair value of investment contracts at fair value through profit or loss were classified as Level 1. The fair value of investment contracts at amortised cost were classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Debt securities
– held-to-maturity securities	12,220	12,499
– available-for-sale securities	9,329	9,022
– at fair value through profit or loss	526	660
Equity securities
– available-for-sale securities	5,034	1,897
– at fair value through profit or loss	206	58
Bank deposits	16,928	17,032
Loans	5,292	3,676
Securities purchased under agreements to resell	150	163
Others	48	68

Total	49,733	45,075

For the six months ended 30 June 2015, included in investment income was interest income of RMB44,493 million (for the six months ended 30 June 2014: RMB43,120 million). All interest income was accrued using the effective interest method.

For the six months ended 30 June 2015, the investment income from listed debt and equity securities was RMB3,530 million (for the six months ended 30 June 2014: RMB3,001 million), the investment income from unlisted debt and equity securities was RMB23,785 million (for the six months ended 30 June 2014: RMB21,135 million).

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

11	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Debt securities
Net realised gains	(16)	77

Subtotal	(16)	77

Equity securities
Net realised gains	38,407	311
Impairment	(38)	(655)

Subtotal	38,369	(344)

Total	38,353	(267)

Net realised gains and impairment on financial assets are from available-for-sale securities.

For the six months ended 30 June 2015, the Group recognised no impairment (for the six months ended 30 June 2014: RMB30 million) of available-for-sale funds, RMB38 million impairment (for the six months ended 30 June 2014: RMB625 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2014: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Debt securities	70	500
Equity securities	12,116	(101)
Stock appreciation rights	(159)	165
Financial liabilities at fair value through profit or loss	(257)	—

Total	11,770	564

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Employee salaries and welfare cost	5,090	4,269
Housing benefits	406	379
Contribution to the defined contribution pension plan	795	1,013
Depreciation and amortisation	1,025	1,031
Exchange losses/(gains)	45	(74)

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Current taxation – Enterprise income tax	11,897	3,259
Deferred taxation	(2,393)	1,051

Taxation charges	9,504	4,310

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2014: 25%) is as follows:

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Profit before income tax	41,238	22,864
Tax computed at the statutory tax rate	10,310	5,716
Non-taxable income (i)	(1,721)	(1,449)
Expenses not deductible for tax purposes (i)	908	34
Unused tax losses	20	16
Others	(13)	(7)

Income tax at the effective tax rate	9,504	4,310

(i)	Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation and others that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

14	TAXATION (CONTINUED)

(c)	As at 30 June 2015 and 30 June 2014, deferred tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million (i)	Investments RMB million (ii)	Others RMB million (iii)	Total RMB million
As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	(194)	(448)	(409)	(1,051)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(3,356)	—	(3,356)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	—	—	—	—
– Others	—	4	—	4

As at 30 June 2014	(11,821)	1,827	672	(9,322)

As at 1 January 2015	(8,316)	(12,095)	1,036	(19,375)
(Charged)/credited to net profit	2,724	98	(429)	2,393
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(4,024)	—	(4,024)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	1,879	—	—	1,879
– Others	—	(4)	—	(4)

As at 30 June 2015	(3,713)	(16,025)	607	(19,131)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other categories is mainly related to the temporary differences of employee salaries and welfare cost payables.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

14	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	8,636	4,219
– deferred tax assets to be recovered within 12 months	1,686	2,027

Subtotal	10,322	6,246

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(28,183)	(24,130)
– deferred tax liabilities to be settled within 12 months	(1,270)	(1,491)

Subtotal	(29,453)	(25,621)

Net deferred tax liabilities	(19,131)	(19,375)

15	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2015 are based on the net profit for the period attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2014: 28,264,705,000 ordinary shares).

16	DIVIDENDS

A dividend in respect of 2014 of RMB0.40 per ordinary share, totalling RMB11,306 million, was approved at the Annual General Meeting on 28 May 2015.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2015:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Company	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Wealth Management Co., Limited	An indirect subsidiary of the Company
10 Upper Bank Street Separate Limited Partnership	A joint venture of the Company
Sino-Ocean	An associate of the Company
China Guangfa Bank Co., Ltd. (“CGB”)	An associate of the Company
China Life Property and Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
Annoroad Gene Technology (Beijing) Co., Ltd.	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“CL Overseas”)	Under common control of CLIC
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
China Life Ecommerce Company Limited	Under common control of CLIC
China Life Enterprise Annuity Fund (“EAP”)	A pension fund jointly set up by the Company and others
CL AMP CSI 300 Index Securities Investment Fund	A consolidated structured entity of the Company
CL AMP Zunxiang Bond Securities Investment Fund	A consolidated structured entity of the Company

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
		2015	2014
	Notes	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	461	479
Asset management fee received from CLIC	(ii.a)	67	64
Payment of dividends from the Company to CLIC		7,729	5,797
Distribution of profits from AMC to CLIC		106	91
Asset management fee received from CL Overseas	(ii.b)	18	14
Asset management fee received from CLP&C	(ii.c)	6	5
Payment of insurance premium to CLP&C		12	24
Claim and other payments received from CLP&C		8	9
Agency fee received from CLP&C	(iii)	589	460
Payment of an agency fee to CLP&C	(iii)	4	3
Rental and a service fee received from CLP&C		20	17
Payment of rental, project fee and others expenses to CLRE		20	16
Property leasing expenses charged by CLI	(iv)	41	44
Asset management fee received from CLI		8	11
Payment to CLI for purchase of fixed assets		44	13
Payment of an asset management fee to CLI	(ii.d)	72	25
Property leasing income received from CLI		19	12
Transactions between CGB and the Group
Interest on deposits received from CGB		304	393
Commission expenses charged by CGB	(v)	7	3
Transactions between Sino-Ocean and the Group
Scrip dividend from Sino-Ocean (Note 6)		—	268
Cash dividend from Sino-Ocean (Note 6)		287	—
Interest payment of subordinated debts received from Sino-Ocean		13	13
Project management fee paid to Sino-Ocean		4	5
Transactions between EAP and the Group
Contribution to EAP		146	139
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.e)	467	437
Distribution of profits from AMC		158	137
Transactions between Pension Company and the Company
Rental received from Pension Company		12	11
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	5	6
Marketing fees income for promotion of annuity business from Pension Company		3	9
Transaction between AMC HK and the Company
Payment of investment management fee to AMC HK	(ii.f)	7	6

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes:

(i)	On 29 December 2014, the Company and CLIC signed a renewable insurance agency agreement, effective from 1 January 2015 to 31 December 2017. The agreement was subject to an automatic three-year renewal if no objections were raised by both parties. The Company performs its duties of insurance agents in accordance with the agreement, but does not acquire any rights and profits or assume any obligations, losses and risks as an insurer of the non-transferrable policies. The policy management fee was payable semi-annually, and is equal to the sum of (1) the number of policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits received during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 31 December 2014, CLIC signed an asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from the signing date to 31 December 2015. In accordance with the agreement, CLIC paid AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee was calculated and payable on a monthly basis, by multiplying the average book value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions, debt and equity investment schemes, project asset-backed schemes, the principal and interests of customized non-standard products) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, CL Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. On 27 April 2015, the agreement was automatically renewed for another year. In accordance with the agreement, CL Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK a basic investment management fee and an investment performance fee. The basic investment management fee is accrued for by multiplying the weighted average total funds by the basic fee rate. The investment performance fee was calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee was calculated and payable on a semi-annual basis. The investment performance fee was payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2015, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective from 1 January 2015 to 31 December 2016. In accordance with the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee was calculated and payable on a monthly basis, by multiplying the average net asset value of each category assets under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee was linked to investment performance.

(ii.d)	On 31 December 2014, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of equities, real estates and related financial products, securitized financial products under the instructions of the annual guidelines. The Company paid CLI an asset management fee and a performance related bonus based on the agreement. For fixed-income projects, the management fee rate is 0.05%-0.6% according to different range of returns and without performance related bonus; for non-fixed-income projects, the management fee rate is 0.3% and the performance related bonus was linked to the return on comprehensive investment upon expiry of the project.

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewal for 1 year from 1 January 2015. In accordance with the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee was calculated and payable on a monthly basis, by multiplying the average net value of the assets under management and the rate of 0.05%; the variable service fee was payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the offshore investment management service agreement, effective for two years starting from the signing date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. In accordance with the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee was calculated monthly and payable quarterly. Performance bonus was calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	On 8 March 2012, the Company and CLP&C renewed a 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 March 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. This agreement expired on 7 April 2015.

On 8 March 2015, the Company and CLP&C signed a new 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee was determined based on market practice. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry.

(iv)	On 31 December 2014, the Company signed a property leasing agreement with CLI, effective till 31 December 2017, pursuant to which CLI leased to the Company certain owned buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment was equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channels are included in the agreement. CGB provides agency services, including the selling of insurance products, and collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in the hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry. On 19 April 2015, the agreement was automatically renewed for another one year.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes (continued):

(vi)	On 27 November 2014, the Company and Pension Company signed an agency agreement for the distribution and customer service of enterprise annuity funds, pension management business and occupational pension management business. The agreement was effective from 28 November 2014 and expiry after 1 year, and was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. The commissions for the entrusting service of enterprise annuity fund management, which is the core business of Pension Company, are calculated at 30% to 80% of the annual entrusting management fee revenues, depending on the duration of the agreement. The commissions for account management service are calculated at 60% of the first year’s account management fee and were only charged for the first year, regardless of the duration of the agreement. The commissions for investment management service, in accordance with the duration of the agreement, are calculated at 60% to 3% of the annual investment management fee (excluding risk reserves for investment), and decreased annually. The calculation base, method and charge rate for the agency fee of occupation annuity refer to enterprise annuity funds. The charge rate for the agency fee of group pension plan is in line with that of the investment management fee of enterprise annuity funds. The agency fee of personal pension plan is 30% of daily management fee of personal pension plan annually.

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	531	541
Amount due to CLIC	—	(1)
Amount due from CL Overseas	18	15
Amount due from CLP&C	77	114
Amount due to CLP&C	(2)	(6)
Amount due from CLI	9	12
Amount due to CLI	(82)	(49)
Amount due from CLRE	2	2
Amount deposited with CGB	16,553	16,287
Amount due from CGB	304	296
Amount due to CGB	(13)	(1)
Subordinated debts of Sino-Ocean	259	260
The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	53	48
Amount due to Pension Company	(7)	(5)
Amount due to AMC	(389)	(225)
Amount due to AMC HK	(7)	(3)

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2015 RMB million	2014 RMB million
Salaries and other benefits	6	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and has applied IAS 24 exemption and disclosed only qualitative information.

As at and during the period ended 30 June 2015, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2015, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

18	SHARE CAPITAL

	As at 30 June 2015		As at 31 December 2014
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2015, the Company’s share capital was as follows:

	As at 30 June 2015
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on the Stock Exchange of Hong Kong and the New York Stock Exchange.

19	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Pending lawsuits	549	389

The Group involves in certain lawsuits arising from the ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits case by case at the end of each reporting period. A provision will only be recognised if management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2015 and 31 December 2014, the Group had other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

20	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Contracted, but not provided for
Investments	27,126	23,929
Property, plant and equipment	9,607	9,887
Others	87	87

Total	36,820	33,903

Authorized, but not contracted for
Investments	8,300	—
Property, plant and equipment	337	65

Total	8,637	65

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Not later than one year	576	549
Later than one year but not later than five years	750	753
Later than five years	18	10

Total	1,344	1,312

The operating lease payments charged to profit before income tax for the six months ended 30 June 2015 were RMB401 million (for the six months ended 30 June 2014: RMB365 million).

China Life Insurance Company Limited    2015 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2015

20	COMMITMENTS (CONTINUED)

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at 30 June 2015 RMB million	As at 31 December 2014 RMB million
Not later than one year	254	207
Later than one year but not later than five years	298	361
Later than five years	2	17

Total	554	585

21	EVENTS AFTER THE REPORTING PERIOD

The Company issued Core Tier 2 Capital Securities at par with the nominal value of USD1,280 million on 3 July 2015, and obtained an approval to list such securities on the Stock Exchange of Hong Kong Limited, effective on 6 July 2015. After a deduction of the issue expense, the total amount of the proceeds raised from this issuance was USD1,274 million. The issued capital securities have a term of 60 years, extendable upon expiry. The initial distribution rate for the first five interest-bearing years is 4.00%, and the Company may redeem the securities at its option at the end of the fifth year after issuance. If the Company does not exercise this option, the rate of distribution will be reset based on comparable US treasury yield plus a margin of 2.294% at the end of the fifth year and every five years thereafter.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value and value of half year’s sales. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the embedded value report as at 30 June 2015, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of half year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of half year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 5 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2015 are consistent with those used as at 31 December 2014.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2015 and the corresponding results as at 31 December 2014 are shown below:

Table 1

Components of Embedded Value

		RMB million

ITEM	30 June 2015	31 December 2014
A Adjusted Net Worth	234,653	194,236
B Value of In-Force Business before Cost of Solvency Margin	324,682	300,712
C Cost of Solvency Margin	(42,513)	(40,042)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	282,169	260,670
E Embedded Value (A+D)	516,822	454,906

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

The value of half year’s sales for the six months ended 30 June 2015 and for the corresponding period of last year:

Table 2

Components of Value of Half Year’s Sales

		RMB million

ITEM	30 June 2015	30 June 2014
A Value of Half Year’s Sales before Cost of Solvency Margin	21,462	15,316
B Cost of Solvency Margin	(2,825)	(1,857)
C Value of Half Year’s Sales after Cost of Solvency Margin (A+B)	18,637	13,459

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2015 by channel is shown below:

Table 3

Value of Half Year’s Sales by Channel

		RMB million

Channel	30 June 2015	30 June 2014
Exclusive Individual Agent Channel	17,264	13,118
Group Insurance Channel	204	134
Bancassurance Channel	1,169	207
Total	18,637	13,459

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4

Analysis of Embedded Value Movement in the First Half Year of 2015

		RMB million

ITEM
A	Embedded Value at Start of Year	454,906
B	Expected Return on Embedded Value	21,130
C	Value of New Business in the Period	18,637
D	Operating Experience Variance	3,923
E	Investment Experience Variance	26,411
F	Methodology and Model Changes	153
G	Market Value and Other Adjustments	2,082
H	Exchange Gains or Losses	(18)
I	Shareholder Dividend Distribution	(11,306)
J	Other	904
K	Embedded Value as at 30 June 2015 (sum A through J)	516,822

Notes:	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2015 opening net worth.

C	Value of new business sales in the first half year of 2015.

D	Reflects the difference between actual operating experience in the first half year of 2015 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2015.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2015 to 30 June 2015 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2015.

J	Other miscellaneous items.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5

Sensitivity Results

		RMB million

	VALUE OF IN-FORCE	VALUE OF HALF YEAR’S
	BUSINESS AFTER COST OF	SALES AFTER COST OF
	SOLVENCY MARGIN	SOLVENCY MARGIN
Base case scenario	282,169	18,637
1. Risk discount rate of 11.5%	269,021	17,694
2. Risk discount rate of 10.5%	296,281	19,656
3. 10% increase in investment return	327,744	22,736
4. 10% decrease in investment return	236,897	14,546
5. 10% increase in expenses	279,330	17,342
6. 10% decrease in expenses	285,008	19,933
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	279,917	18,540
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	284,461	18,735
9. 10% increase in lapse rates	280,907	18,075
10. 10% decrease in lapse rates	283,368	19,153
11. 10% increase in morbidity rates	279,767	18,552
12. 10% decrease in morbidity rates	284,596	18,723
13. 10% increase in claim ratio of short term business	281,567	17,813
14. 10% decrease in claim ratio of short term business	282,770	19,462
15. Solvency margin at 150% of statutory minimum	261,300	17,160
16. Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	283,752	18,826

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 30 June 2015 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2015, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2015;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

China Life Insurance Company Limited    2015 Interim Report

Embedded Value

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Michael Freeman                     Wesley Cui

26 August 2015

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.
The cover photo of the printed version of this report was photographed by Mr. Xia Guanglai, a retired employee of the Xinjiang Uygur Autonomous Region Branch of the Company.